SilverCrest Announces SSR Mining Exercises Shareholder Participation Right
with $13.25 Million Private Placement

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - January 3, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce that SSR Mining Inc. ("SSR Mining") has elected to exercise its Shareholder Participation Right pursuant to an agreement between the Company and SSR Mining dated November 28, 2018 (see news release dated November 29, 2018). Accordingly, SSR Mining has agreed to purchase 1,819,074 shares of SilverCrest for aggregate proceeds of C$13,242,859 at the same price of C$7.28 as the bought deal public offering announced by SilverCrest on December 3, 2019.

The net proceeds of the private placement will be used for continued exploration and development of the Company's Las Chispas Project and for general working capital and administrative purposes.

The private placement is scheduled to close on or about January 10, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the approval of the Toronto Stock Exchange.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the known mineral resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable securities laws of any state of the United States, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) or persons in the United States absent registration under the U.S. Securities Act and any other applicable securities laws of the United States or an applicable exemption from such registration requirements.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. Such forward-looking statements concern the intended use of proceeds and the scheduled closing of the private placement. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors including: the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

No securities regulatory authority has either approved or disapproved of the contents of this news release.